Via Facsimile and U.S. Mail
Mail Stop 4720

September 18, 2009

Mr. Richard Smith
Chairman and Chief Executive Officer
First Mercury Financial Corporation
29110 Inkster Road, Suite 100
Southfield, MI 48034

Re: **First Mercury Financial Corporation**
Form 10-K for the Period Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 13, 2009
File No. 001-33077

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Period Ended December 31, 2008

Management's Discussions and Analysis of Financial Condition and Results
Results of Operations
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Investment Income and Net Realized Gains (Losses) on Investments, page 46

1. Please revise your discussion to explain the factors contributing to the decline in fair value of your mark-to-market instruments under SFAS 155 and SFAS 159.

<u>Operating Expenses</u>
<u>Other Operating Expenses, page 46</u>

2. Please revise your discussion to better explain why other underwriting and
   operating expenses increased by $15.8 million or 31% during 2008 compared to
   2007. Your explanation should address why the expenses increased at a
   proportionally higher rate than premiums and should discuss the underlying
   causes for the increase in commissions and other acquisition costs and the
   offsetting decrease in general and administrative expenses.

<u>Consolidated Financial Statements</u>
<u>1. Summary of Significant Accounting Policies</u>
<u>Goodwill and Intangible Assets, page 80</u>

3. Please tell us why you have no apparent impairment of your goodwill and
   indefinite-lived intangible assets given that your market capitalization appears to
   be below your book value of equity since at least December 31, 2008. In your
   response, please identify your reporting units for goodwill impairment testing
   purposes. Also tell us how you determine the fair value for your indefinite-lived
   trade name and state insurance license intangible assets. To the extent your
   impairment tests indicate that impairment is avoided by narrow margins, please
   disclose this fact in MD&A along with the major assumptions used in your
   analysis and the impact of reasonably likely changes in your major assumptions.

<u>Segment Information, page 85</u>

4. With your acquisition of insurance agency business, American Management
   Corporation, in February 2008, it appears that your commission and fee revenues
   have almost quadrupled since 2007. You disclose that you mange your business
   in one operating segment, Insurance Underwriting and Services Operations.
   Given the perceived significant economic differences between insurance
   underwriting and insurance agencies, please demonstrate to us how you manage
   these businesses as a single operating segment. In your response, please identify
   your chief operating decision maker and indicate how this decision maker
   allocates resources and assess performance of your operations. Please reference
   for us the authoritative literature you rely upon to support your accounting and
   presentation as a single operating segment.

<u>17. Fair Value of Financial Instruments, page 106</u>

5. Please revise your disclosure to clarify whether the broker quotes are binding or
   non-binding. Quantify the aggregate amount of binding quotes. In addition,
   describe the procedures you performed to validate the prices you obtained from
   third parties to ensure that fair value determination is consistent with SFAS 157,

Fair Value Measurements, and that they are properly classified in the fair value hierarchy.

6. Please revise your disclosure on page 107 to provide a description of the internally developed model you use in fair valuing your investment in the limited partnership.

Definitive Proxy Statement on Schedule 14A filed on April 13, 2009

Compensation Discussion and Analysis
Our Process for Setting Executive Compensation Levels, page 14

7. Please file the letter agreement entered into with Mr. Fleckenstein, the company's Chief Claims Officer, in July 2008 as an exhibit to the Form 10-K.

Base Salary, page 16

8. Your Compensation Discussion and Analysis does not disclose the "specific objectives" referenced on page 16 used by the CEO and compensation committee, among various other factors, to determine increases in base salary for each named executive officer. Please provide us with draft disclosure to be included in your next proxy statement which provides a description of the specific objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will discuss the following:
    *   The extent to which each objective was achieved;
    *   The recommendations made by the CEO to the compensation committee based on the achievement or non-achievement of the objectives;
    *   The extent to which the committee exercised its discretion to modify the CEO's recommendations;
    *   How this process ultimately translated into the actual salary increases awarded.

2008 Bonuses, page 16

9. We note the following statement on page 17: "The Compensation Committee then used its discretion to reduce the performance value to a lower multiple of target in recognition of the fact that the sale of ARPCO was a one time event." The lower multiple of target has not been disclosed. Please confirm that in the future, as applicable, you will disclose the actual multiple of target used by the committee in determining total actual bonus awards to be paid to each named executive officer.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant